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SEC Mail Processing Section

MAR 04 2019

Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAYHILL AGENCY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Park Meadow Ln
(No. and Street)

West Long Branch (City) NJ (State) 07764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Egan 1-888-959-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz, LLP
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue (Address) Suite 420 (City) Garden City (State) NY 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, RICHARD K. EGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYHILL AGENCY, LLC, as of FEBRUARY 21, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard K. Egan
Signature

President
Title

Joanne Shawger
Notary Public

JOANNE SHAWGER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 20. 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYHILL AGENCY, LLC

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

MAYHILL AGENCY, LLC

December 31, 2018

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mayhill Agency, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mayhill Agency, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mayhill Agency, LLC's management. Our responsibility is to express an opinion on Mayhill Agency, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mayhill Agency, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 9 through 10 has been subjected to audit procedures performed in conjunction with the audit of Mayhill Agency, LLC's financial statements. The supplemental information is the responsibility of Mayhill Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 through 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz LLP
Liebman Goldberg & Hymowitz, LLP

We have served as Mayhill Agency, LLC's auditor since 2002.

Garden City, New York

February 25, 2019

MAYHILL AGENCY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 39,509
Commissions receivable	547
Prepaid expenses	529
TOTAL ASSETS	**$ 40,585**
LIABILITIES & MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 1,875
TOTAL LIABILITIES	**1,875**
MEMBERS' EQUITY	
Members' equity	38,710
TOTAL MEMBERS' EQUITY	**38,710**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 40,585**

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF INCOME
For the year ended December 31, 2018

REVENUES:		
Commission income	$ 73,095	
Interest	20	
Total revenues		$ 73,115
EXPENSES:		
NASD and SIPC fees	2,205	
Professional fees	8,251	
Rent and occupancy expense	4,200	
Telephone	2,299	
Licenses & Dues	52	
Donations	6,350	
Total expenses		23,357
Net income		$ 49,758

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2018

Balance - beginning of year	$ 45,952
Net income	49,758
Distributions to member	(57,000)
Balance - end of year	$ 38,710

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 49,758
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commission receivable	1,535
Net adjustments	1,535
Net cash provided by operating activities	51,293
Cash flows from financing activities:	
Distributions to member	(57,000)
Net cash (used in) financing activities	(57,000)
Net decrease in cash	(5,707)
Cash - beginning of year	45,216
Cash - end of year	$ 39,509

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization:

The Company is a single member limited liability company organized on October 25, 2002. There were no transactions until December 23, 2003 when the company assumed the business activities and all assets and liabilities of Mayhill Agency, Inc., effective January 1, 2004. By virtue of this transaction, the FINRA has ruled the firm's business activity Mayhill Agency, Inc. will remain unchanged and constitutes a succession of the Company.

On March 31, 2014, the former member of Mayhill Agency, LLC sold its interest to a new member in accordance with rules and regulations of FINRA.

The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 – Summary of Significant Accounting Policies:

Commissions:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes:

As a limited liability company (LLC), the Company is not subject to income taxes. The individual member of the LLC is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State income taxes is included in these financial statements.

Note 2 – Summary of Significant Accounting Policies (continued):

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value Measurement:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access..

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2018, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $39,509.

NOTE 2 – Summary of Significant Accounting Policies (continued):

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3- Related Party Transactions:

On or about April 1, 2017, the Company entered into a new lease agreement for its office space located in West Long Branch, New Jersey. The building is owned by a company in which one of the owners is related to the member of Mayhill. The lease is for a one-year period, which commenced April 1, 2018 and expires on March 31, 2019 . The lease calls for monthly rent in the amount of $350 and can be terminated only by agreement of both parties. All utilities with the exception of the phone are included in the lease.

Future minimum rental commitments for the year ending December 31 are as follows:

2019	$1,050

Rent and occupancy expense for the year ended December 31, 2018 was $4,200.

Note 4 – Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 based on paragraph (k)(1) as it does not maintain customer's accounts and operates on a fully disclosed basis.

Note 5- Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c-3-1 This rule requires a maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness (as defined). As of December 31, 2018, the Company's regulatory net capital was $38,181 which was $33,181 in excess of its minimum requirement of $5,000 under SEC Rule 15-c-3-1.

Note 6 – Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2019, the date the financial statements were available to be issued.

MAYHILL AGENCY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AS OF DECEMBER 31, 2018

Net Capital

Total ownership equity from statement of financial condition	$ 38,710
Deduct ownership equity not allowed for net capital	-
Total capital	38,710
Deductions and/or charges a) total non-allowable assets from statement of financial condition	529
Net capital before haircuts on securities positions	38,181
Net capital	$ 38,181
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 33,181

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 1,875
Percentage of aggregate indebtedness to net capital ($1,875/$38,181)	4.91 %

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

MAYHILL AGENCY, LLC
(CONFIDENTIAL PURSUANT TO RULE 17A-5(E)(3)

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursant to the Exemption provision of such paragraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Mayhill Agency, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Mayhill Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mayhill Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provision") and (2) Mayhill Agency, LLC stated that Mayhill Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mayhill Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mayhill Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 25, 2019

MAYHILL AGENCY, LLC

Rule 15c3-3 Exemption Report

December 31, 2018

Assertions Regarding Exemption Provisions

Mayhill Agency, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C.F.R. 240, 15c3-3 under the following provisions of C.F.R.240.15c3-3 (k)(1);
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Mayhill Agency, LLC

I, Richard Egan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is ~~true and~~ correct.

Richard K. Egan

Richard Egan

President

Joanne Shawger

JOANNE SHAWGER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 20. 2023